Filed Pursuant to Rule 433

Registration No. 333-274646

May 6, 2024

M&T Bank Corporation

30,000,000 Depositary Shares, Each Representing a 1/400th Interest

in a Share of Perpetual 7.500% Non-Cumulative Preferred Stock, Series J

Pricing Term Sheet

Issuer:	M&T Bank Corporation (the “Issuer”)

Expected Ratings (Moody’s/S&P/Fitch/DBRS)*:	Baa3/BB+/BBB-/BBB (high)

Securities:	Depositary shares (the “Depositary Shares”), each representing a 1/400th interest in a share of the Issuer’s Perpetual 7.500% Non-Cumulative Preferred Stock, Series J (the “Preferred Shares”)

Liquidation Preference:	$10,000 liquidation preference per Preferred Share (equivalent to $25 per Depositary Share)

Number of Depositary Shares:	30,000,000 (corresponding to 75,000 Preferred Shares)

Aggregate Offering Size:	$750,000,000

Offering Price:	$25 per Depositary Share

Underwriting Discount:	1.000% per Depositary Share sold to institutional investors and 3.150% per Depositary Share sold to retail investors

Proceeds to Issuer before Expenses:	$734,217,125 total

Trade Date:	May 6, 2024

Settlement Date:	May 13, 2024 (T+5)**

Maturity Date:	Perpetual

Dividend Payment Dates:	Quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2024.

Dividend Rate (Non-Cumulative):	7.500% per annum on the stated amount of $10,000 per Preferred Share (equivalent to $25 per Depositary Share).

Day Count Convention:	30/360

Optional Redemption:	At the Issuer’s option, (i) in whole or in part, from time to time, on June 15, 2029 and any subsequent dividend payment date or (ii) in whole but not in part at any time within 90 days after a regulatory capital treatment event (as defined in the preliminary prospectus supplement), in each case, at a redemption price equal to $10,000 per Preferred Share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends.

Listing:	The Issuer intends to apply for listing of the depositary shares on the New York Stock Exchange (“NYSE”) under the symbol “MTBPrJ.” If the application is approved, trading of the depositary shares on the NYSE is expected to commence within a 30-day period after the initial delivery of the depositary shares.

CUSIP / ISIN:	55261F 864 / US55261F8648

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC M&T Securities, Inc. RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. Goldman Sachs & Co. LLC Jefferies LLC Keefe, Bruyette & Woods, Inc. Samuel A. Ramirez & Company, Inc. TD Securities (USA) LLC

The Depositary Shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

*

The security ratings above are not a recommendation to buy, sell or hold the Securities. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P Global Ratings and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a base prospectus), with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying base prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing Morgan Stanley & Co. LLC toll-free at (866) 718-1649 or prospectus@morganstanley.com, BofA Securities, Inc. toll-free at (800) 294-1322 or dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC toll-free at (212) 834-4533, RBC Capital Markets, LLC toll-free at (866) 375-6829, UBS Securities LLC toll-free at (888) 827-7275, and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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